# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRF Technologies Ltd., CIK 0001801834
CUSIP: M77798201
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 65 Yigal Alon Street, Tel Aviv, Israel (L3), 6744316
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0001890802
Persons authorized to receive notices and communications: Hadar Shamir, S.H.N. Financial Investments Ltd., 3 Arik Einstein Street, Herzliya, Israel (L3), 4610301, 000-000-0000

## Reporting persons
- S.H.N. Financial Investments Ltd. (CIK 0001890802): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (5.716% of the class)
  Comment: (1) Hadar Shamir and Nir Shamir each own 50% of S.H.N. Financial Investments Ltd. ("S.H.N."), have shared voting and dispositive power over the securities held by S.H.N., and are the control persons of S.H.N.
  
  (2) Based on a total of 3,499,144 ordinary shares outstanding as of September 2, 2026 (based on Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 3, 2026).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: PRF Technologies Ltd.
Address of issuer's principal executive offices: 65 Yigal Alon Street, Tel Aviv, Israel (L3), 6744316
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D previously filed by the undersigned on September 24, 2026. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged. This Amendment No. 1 is being filed to report that, on November 2, 2026, S.H.N. filed a petition with the District Court of Tel Aviv (Economic Division), as described in Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

By letters dated October 7, 2026 and October 18, 2026, the Issuer rejected the demand set forth in S.H.N.'s letter to the Issuer dated September 24, 2026 (the "Demand Letter"), asserting, among other things, that under Regulation 7B of the Companies Regulations (Relief for Companies with Securities Listed for Trading on a Stock Exchange Outside of Israel), 5760-2000 (the "Relief Regulations"), such a demand requires a holding of at least 10%. S.H.N. disputes this position because, in its view, the Relief Regulations do not override Article 19(a)(2) of the Issuer's Articles of Association, which entitles holders of at least 5% of the voting rights to demand a special general meeting and has not been amended.

Accordingly, on November 2, 2026, S.H.N. filed a petition with the District Court of Tel Aviv (Economic Division) (the "Court") pursuant to Section 65 of the Israeli Companies Law, 5759-1999 (the "Petition"). The Petition seeks an order (i) directing the Issuer to convene a special general meeting to vote on the proposals set forth in the Demand Letter, or, alternatively, at least on the proposed removal of directors, with the Court determining how any resulting vacancies are to be filled; (ii) restricting the Issuer, until such meeting, from taking actions outside the ordinary course of business, including issuing securities (such as under its agreement with YA II PN, Ltd.), and from appointing additional directors; and (iii) requiring the Issuer to pay S.H.N.'s expenses in connection with the Petition, including attorneys' fees.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Part (c) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

There have been no transactions in the securities of the Issuer by S.H.N., Hadar Shamir or Nir Shamir since the filing of the Schedule 13D on September 24, 2026.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Hadar Shamir, Hadar Shamir, Director (11/03/2026)